SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

14 Hatidhar Street, Ra’anana 4366516, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

MER Telemanagement Solutions Ltd.

6-K Item

MTS Announces Effective Date of 1 for 3 Reverse Split

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By:	/s/ Alon Mualem
Alon Mualem
Chief Financial Officer

Date: September 05, 2017

MTS Announces Effective Date of 1 for 3 Reverse Split

Ra’anana, Israel / River Edge, NJ, USA – September 5, 2017 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions and video advertising solutions for online and mobile platforms, today announced that it will effect a 1-for-3 reverse stock split of its outstanding ordinary shares, which will be effective for trading purposes as of the commencement of trading on September 6, 2017. The reverse stock split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on The NASDAQ Capital Market (NASDAQ). Trading of the Company’s ordinary shares will continue, on a post-split basis, with the opening of the markets on September 6, 2017, under the existing trading symbol “MTSL” and under a new CINS number, M69676 20 9.

Upon completion of the reverse split, one ordinary share, NIS 0.03 nominal value per share will be exchanged for three ordinary shares, NIS 0.01 nominal value. No fractional shares will be issued as a result of the reverse split. The reverse split, which was approved by shareholders, will reduce the number of outstanding ordinary shares from 9,356,566 ordinary shares to approximately 3,118,855 ordinary shares. American Stock Transfer & Trust Company, whose address is 6201 15th Avenue, Brooklyn, N.Y. 11219 (tel: (718) 921- 8317 or (877) 248-6417), is acting as exchange agent for the reverse split and will send instructions to shareholders of record regarding the exchange of certificates for ordinary shares. Shareholders owning shares through a broker or other nominee will have their positions automatically adjusted to reflect the reverse split and will not be required to take any action in connection with the reverse split.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides digital advertising solutions for online and mobile platforms and call accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services to enterprises for their call accounting and for management of their telecom expenses (TEM).

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

Alon Mualem

CFO and Interim CEO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com